Comera Life Sciences Holdings, Inc.

12 Gill Street, Suite 4650

Woburn, Massachusetts 01801

February 8, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comera Life Sciences Holdings, Inc.
Registration Statement on Form S-1
File No. 333-269564
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Comera Life Sciences Holdings, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended (File No. 333-269564) so that it may become effective at 4:00 p.m. Eastern time on February 10, 2023, or as soon thereafter as practicable.

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Very truly yours,

Comera Life Sciences Holdings, Inc.

By:	/s/ Jeffrey S. Hackman
Name:	Jeffrey S. Hackman
Title:	Chairman, President and CEO